UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 March, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 19 March, 2015

PRESS RELEASE

Amsterdam, 19 March, 2015

ING publishes 2014 Integrated Annual Report

ING today published the 2014 Annual Report of ING Groep N.V. and ING Bank N.V.. For the first time, the Annual Report of ING Groep N.V. is an integrated report, combining the financial and non-financial performance in 2014.

ING's role as a financial institution is to support and encourage economic, social and environmental progress. ING's purpose - empowering people to stay a step ahead in life and in business - is reflected in ING's structure, strategy and in the values and behaviours we embrace. By disclosing and explaining both ING's economic performance, as well as ING's impact on society and the environment in one integrated report, ING aims to provide a clear account of how it creates value in the context of our role in society.

ING today also published the 2014 Annual Review, which provides in an attractive and informative format information from the Annual Report and gives an comprehensive overview of our businesses and ING's overall strategy supported by several case studies.

While material sustainability information is now included in the relevant chapters in the integrated Annual Report, thereby replacing the former separately published Sustainability Report, for specific stakeholder groups and rating agencies detailed supporting non-financial data is provided in the Sustainability Annex, which is also published today.

The Annual Report of ING Groep N.V., and the accompanying Sustainability Annex as well as the Annual Report of ING Bank N.V and the Annual Review are available on the ING website www.ing.com/annualreports. The printed version of the ING Group 2014 Annual Report will be available as of 1 April 2015. Other documents related to ING's annual General Meeting (AGM), including the agenda for the AGM, will be available as of 27 March 2015 on the ING website www.ing.com/agm. The AGM will be held on 11 May 2015.

ING will also file today its Annual Report on Form 20-F for the year ended 31 December 2014 with the United States Securities and Exchange Commission (SEC). The 2014 Form 20-F is available on the ING website www.ing.com and can be downloaded from the SEC website (www.sec.gov) as of later today.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION
Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15)

conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

pdf version of press release: http://hugin.info/130668/R/1904810/677708.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 19 March, 2015